600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com
November 21, 2011
Via EDGAR
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ZaZa Energy Corporation
Registration Statement on Form S-4
Filed October 12, 2011
File No. 333-177264
Toreador Resources Corporation
Preliminary Proxy Statement on Schedule 14A
Filed October 13, 2011
File No. 1-34216
Dear Mr. Schwall:
     Set forth below are the responses of ZaZa Energy Corporation, a Delaware corporation (“New ZaZa”) and Toreador Resources Corporation, a Delaware corporation (“Toreador,” and together with New ZaZa, “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 10, 2011, with respect to ZaZa’s Registration Statement on Form S-4 filed with the Commission on October 12, 2011, File No. 333-177264 (the “Registration Statement”) and with respect to Toreador’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on October 13, 2011, File No. 1-34216 (the “Preliminary Proxy Statement”). Each response below has been prepared and is being provided by New ZaZa and Toreador, each of which has authorized Andrews Kurth LLP to respond to the Staff’s comments on their behalf. On behalf of New ZaZa, we hereby submit to the Commission Amendment No. 1 to the above mentioned Registration Statement (“Amendment No. 1”).
     For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement or the Preliminary Proxy Statement, unless indicated otherwise.

Austin	Beijing	Dallas	Houston	London	New York	The Woodlands	Washington, DC

H. Roger Schwall
November 21, 2011

ZaZa Energy Corporation
Form S-4
General
1. Please provide us with copies of the “board books” or similar documentation provided to the board and management in connection with the proposed transaction. Such materials should include all presentations made by RBC.
Response:

As discussed with the Staff on November 14, 2011, the presentation materials prepared by RBC and presented to the Board of Directors of Toreador at its August 8, 2011 meeting and summarized under the caption “Opinion of Toreador’s Financial Advisors” are being supplementally provided to the Staff under separate cover by counsel to RBC on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, counsel for RBC has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel to RBC also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.
2. Please file all omitted exhibits, including opinions of counsel, as soon as practicable. You will need to allow time for our review of the exhibits once they are filed.
Response:

In response to the Staff’s comment, we filed all omitted exhibits, including the opinion of Andrews Kurth LLP as to the validity of the shares of common stock of New ZaZa being registered as Exhibit 5.1 and the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP as to federal income tax matters as Exhibit 8.1.
3. To the extent that comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to repeat similar comments.
Response:

We acknowledge the Staff’s comment and have sought to respond to the Staff’s comments throughout Amendment No. 1, where applicable.

H. Roger Schwall
November 21, 2011

Prospectus Summary, page 1
4. In an appropriate location, address the non-competition agreements with the ZaZa managing partners and the fact that such agreements terminate after three years.
Response:
In response to the Staff’s comment, on page 10 of Amendment No. 1, we have summarized New ZaZa’s non-competition agreements with each of the ZaZa managing partners and have indicated that each agreement will terminate upon the later of the termination of employment of the applicable ZaZa managing partner with New ZaZa and the third anniversary of consummation of the transaction.
Toreador Resources Corporation, page 1
5. We note your disclosure about Toreador’s agreement with a subsidiary of Hess Corporation. Please explain the impact on this agreement and Toreador’s intended exploration of the Paris Basin Liassic, stemming from the French law enacted on July 13, 2011 banning the use of hydraulic fracturing for oil and gas extraction. In this regard, for instance, you disclose on page 68 that in rendering its fairness opinion, RBC did not attribute any value to Toreador’s unconventional exploration activities in the Paris Basin due to the ban on hydraulic fracturing.
Response:
In response to the Staff’s comment, we have provided additional disclosure on pages 1 and 65 of Amendment No. 1 regarding the impact on Toreador’s agreement with a subsidiary of Hess and Toreador’s intended exploration of the Paris Basis Liassic of the July 2011 French law that bans the use of hydraulic fracturing for oil and gas extraction.
The Merger and Contributions, page 2
6. In the second paragraph, indicate the number of shares of New ZaZa that will issues to each of the three holders of ZaZa.
     Response:
In response to the Staff’s comment, we have disclosed on pages 2, 9 and 80 of Amendment No. 1 that each of the three holders of ZaZa limited liability company interests will receive approximately 25,325,617 shares of New ZaZa common stock in the merger.

H. Roger Schwall
November 21, 2011

Strategy of New ZaZa, page 3
Execution of New Zaza’s Existing Portfolio of Drilling Opportunities, page 3
7. Clarify what you mean by the phrase “solidify its land position.”
     Response:
In response to the Staff’s comment, we have provided additional disclosure on page 3 clarifying what is meant by the phrase “solidify its land position.”
8. Indicate the costs of the programs listed in the bullet points. Provide a cross-reference to more detailed disclosure and to where you address how you will finance those activities. Provide comparable disclosure for “Expansion of New ZaZa’s Existing Portfolio.”
     Response:
In response to the Staff’s comment, we have provided estimates of the costs of the programs listed in the bullet points on page 4 of Amendment No. 1. As noted in the revised disclosure, we do not know that we will obtain the additional financing needed to implement the programs listed in the bullet points. We have also provided comparable disclosure on our plans to finance the expansion programs, although, as noted above and in the revised disclosure, we do not know that we will obtain the additional financing needed to implement these programs.
9. Please update the status of ZaZa’s discussions with potential joint venture partners to acquire and develop properties in the Eaglebine trend. If no such partner is found, please explain how you intend to finance your one rig program in the Eaglebine.
     Response:
We acknowledge the Staff’s comment and have clarified on page 4 and 141 of Amendment No. 1 that ZaZa is still in the stage of pursuing a joint venture partner. We do not know that we will obtain the additional financing needed to acquire and develop properties if we do not obtain a joint venture partner. In addition, we also refer you to the risk factor on page 26 of Amendment No. 1 where we disclose the risk that a joint venture partner may not be available to finance the Eaglebine program.
Consolidation and Integration of New Zaza’s Operations, page 4
10. Clarify the term “resource play aggregator.”

H. Roger Schwall
November 21, 2011

Response:

In response to the Staff’s comment, we have provided additional disclosure on page 4 clarifying what is meant by the term “resource play aggregator.”
Market Price and Dividend Information, page 17
11. You disclose that Toreador’s common stock is traded on the Nasdaq Global Select Market. However, it also appears that as of December 17, 2010 Toreador’s common stock began trading on the Professional Segment of NYSE Euronext Paris. Please disclose as such, and explain if you intend ZaZa Energy Corporation to trade on this platform upon closing of the merger, in addition to the Nasdaq Global Select Market under the symbol “ZaZa.”
Response:

We acknowledge the Staff’s comment and we have reviewed the disclosure relating to Toreador’s common stock. We have included additional disclosure on pages 18 and 81 of Amendment No. 1, providing that Toreador’s common stock traded on the Professional Segment of NYSE Euronext Paris under the trading symbol “TOR” from December 17, 2010 until November 14, 2011, when, at Toreador’s election, the Toreador common stock ceased trading on the Professional Segment of NYSE Euronext Paris. We do not expect New ZaZa’s common stock to trade on the Professional Segment of NYSE Euronext Paris.
Risk Factors, page 18
We may not be able to obtain the required clearance..., page 19
12. Please update us on the status of the approval required from the French Bureau of Exploration and Production.
Response:

In response to the Staff’s comment, we have removed the Risk Factor relating to the required clearance from the French Bureau of Exploration and Production of Hydrocarbons. We have also indicated on pages 5, 7 and 97 of Amendment No. 1 that we obtained such clearance on October 25, 2011.
Risks Related to the Business of ZaZa, page 24
ZaZa may incur substantial losses and be subject to substantial liability claims..., page 30
13. On page 37, you disclose that hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation. In addition, in this risk factor you discuss that you are subject to numerous operating risks associated with drilling and production

H. Roger Schwall
November 21, 2011

activities. Please revise this risk factor to specifically address, to the extent material, the financial and operational risks associated with your hydraulic fracturing operations, such as the underground migration of hydraulic fracturing fluids or spillage or mishandling of recovered hydraulic fracturing fluids.
Response:
We acknowledge the Staff’s comment, and we have reviewed the risk factor disclosure in the Registration Statement relating to hydraulic fracturing and we believe that such disclosure addresses the material risks to which ZaZa is subject.

With respect to risks associated with surface spillage or mishandling of fracturing fluids, including chemical additives, we believe our risk factor disclosure beginning on page 31 (see “ZaZa may incur substantial losses and be subject to substantial liability claims as a result of its oil and gas operations.”) and page 36 (see “Environmental matters and costs can be significant.” adequately addresses these risks, as follows:
•	the first paragraph of the first referenced risk factor refers to the risks of “blowouts, fires and explosions. . . .uncontrollable flows of oil, gas or well fluids and ... environmental hazards, such as uncontrollable flows of oil, gas, brine, well fluids, toxic gas or other contamination into the environment, including groundwater contamination;”

•	the first and second paragraph of the first referenced risk factor refers to the losses that could occur as a result of these risks including damage to properties, serious injuries, fatalities, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages; and

•	the first sentence of second paragraph of the second referenced risk factor describes the “inherent risk of incurring significant environmental costs and liabilities in the performance of ZaZa’s operations due to its handling of petroleum hydrocarbons and wastes... .”
We have not specifically referred to hydraulic fracturing, or to the fluids or additives used in connection therewith, as hydraulic fracturing is only one part of one stage of designing, drilling, completing and equipping a well and making that well ready for production, most of which parts and stages are subject to the disclosed risks. We respectfully submit to the Staff that we do not think it is appropriate to limit our disclosure of the risks to hydraulic fracturing, as doing so would be inaccurate and as these risks are similarly pronounced in other phases of the drilling and completion process. Likewise, we believe that singling out the

H. Roger Schwall
November 21, 2011

application of hydraulic fracturing treatments to a well would wrongly suggest that the other stages, such as drilling the well and other aspects of completing the well, are somehow less subject to environmental risks. Similarly, a number of substances, products and chemicals are present at every well site and are used in different stages of the drilling and completion process, and the release or spillage of, or improper human exposure to, any of such substances, products and chemicals would subject ZaZa to the enumerated risks. Accordingly, we believe it would be inaccurate to limit our disclosure to fracturing fluids and chemicals and it would be misleading to specifically mention such fluids and chemicals to the exclusion of others.

With respect to the risk of underground migration of hydraulic fracturing fluids from the reservoir into freshwater aquifers, we have considered both the test for evaluating the materiality of events that are contingent or speculative in nature enumerated by the United States Supreme Court in Basic v. Levinson, 485 U.S. 224 (1988), and the relevant guidance issued by the Commission, and we have concluded that such migration is not reasonably likely to occur and accordingly does not create a material risk as to which disclosure is required.

The Supreme Court in Basic stated that materiality “with respect to contingent or speculative information or events. . . will depend at any given time upon a balancing of both the indicated probability that the event will occur and the anticipated magnitude of the event in light of the totality of the company activity” (internal quotations omitted), and we note that the Commission has adopted this “probability/magnitude” standard in subsequent interpretive releases as being applicable to the analysis of contingent or speculative events generally.[1] The Commission has also repeatedly stated that, in the context of management’s discussion and analysis of financial condition and results of operations, management is not required to disclose a known trend, demand, commitment, event or uncertainty if it determines that such trend, demand, commitment, event or uncertainty is not reasonably likely to occur.[2]

1	See Interpretive Release No. 33-9106, Commission Guidance Regarding Disclosure Related to Climate Change, effective February 8, 2010, at 17-18 (“In addition, the time horizon of a known trend, event or uncertainty may be relevant to a registrant’s assessment of the materiality of the matter and whether or not the impact is reasonably likely. As with respect to other subjects of disclosure, materiality ‘with respect to contingent or speculative information or events. . . will depend at any given time upon a balancing of both the indicated probability that the event will occur and the anticipated magnitude of the event in light of the totality of the company activity.’” [quoting Basic at 238]).

2	Release No. 33-6835, Management’s Discussion and Analysis of Financial Condition and Results of Operations; Certain Investment Company Disclosures, (May 18, 1989): “Where a trend, demand, commitment, event or uncertainty is known, management must make two assessments: (1) Is the known trend, demand, commitment, event or uncertainty likely to come to fruition? If management determines that it is not reasonably likely to occur, no disclosure is required. (2) If management cannot make that determination, it must evaluate

H. Roger Schwall
November 21, 2011

We believe that, based on both the underlying geologic principles and ZaZa’s (and the industry’s) history of performing hydraulic fracturing treatments on wells, the possibility of underground migration of hydraulic fracturing fluids from the reservoir into freshwater aquifers is so remote that it does not present a material risk under either the Basic probability/magnitude standard or the Commission’s reasonable likelihood standard. In particular, we note that nearly all water wells are drilled into freshwater aquifers that lie a few hundred feet below the surface. By contrast, the reservoirs into which ZaZa injects hydraulic fracturing fluids lie several thousand feet below the surface and are separated from freshwater aquifers by several thousand feet of impermeable rock formations, making it highly improbable (if not technically impossible) that hydraulic fracturing fluids could migrate several thousand feet upwards against great pressures and through multiple impermeable rock formations to negatively impact underground fresh water sources. Additionally, we note that the industry as a whole applies hydraulic fracturing treatments to approximately 95% of all wells drilled today. We have considered both ZaZa’s and the industry’s experience and we are not aware of any documented cases of hydraulic fracturing fluids migrating from the target reservoir into fresh water sources. Accordingly, we have concluded that, with respect to the risk of underground migration of hydraulic fracturing fluids, any such migration is not reasonably likely to occur and has a sufficiently low probability of actually occurring that we do not consider it a material risk.
Risk Related to the Business of Toreador, page 39
14. You suggest that the reader refer to risk factors contained in other filings. However, with regard to the amended Form 10-K, that document does not reflect events occurring after the filing of your Form 10-K or for certain items, the date of that amendment. In light of subsequent events, for instance, such as the French ban on the use of hydraulic fracturing, please include an updated and comprehensive Risk Factors discussion in the amended Form S-4. See General Instruction D.1 to Form S-4, which references Regulation C. Rule 411(a) of Regulation C indicates that, with a few exceptions, “[I]nformation shall not be incorporated by reference in a prospectus.” Rule 411(d) further instructs that “Information shall not be incorporated by reference in any case where such incorporation would render the statement incomplete, unclear or confusing.”

objectively the consequences of the known trend, demand, commitment, event or uncertainty, on the assumption that it will come to fruition. Disclosure is then required unless management determines that a material effect on the registrant’s financial condition or results of operations is not reasonably likely to occur. Each final determination resulting from the assessments made by management must be objectively reasonable, viewed as of the time the determination is made.”

H. Roger Schwall
November 21, 2011

Response:

In response to the Staff’s comment, we have reviewed the risk factors included on Toreador’s amended Form 10-K. Based on this review, we have included updated risk factors in the section “Risks Related to Toreador” beginning on page 40 of Amendment No. 1.
Cautionary Statements Regarding Forward-Looking Statements, page 43
15. Please remove your reference to the Private Securities Litigation Reform Act of 1995. Section 27A of the Securities Act expressly excludes statement made in connection with an initial public offering.
Response:
In response to the Staff’s comment, we have eliminated the reference on page 45 of Amendment No. 1 to the Private Securities Litigation Reform Act of 1995.
Background of the Transaction, page 52
16. You indicate that Toreador engaged Royal Bank of Canada Europe and RBC Capital Markets on November 12, 2009. However, you later indicate that Messrs. McKenzie and Vermeire met with Rodman and Renshaw on April 12, 2011. Revise to clarify the roles of these various firms in offering services to Toreador. As part of that disclosure, when you use the term “advisors,” clarify which firm you are referring to.
Response:
In response to the Staff’s comment, we have clarified on page 57 of Amendment No. 1 that Rodman and Renshaw, LLC, is ZaZa’s financial advisor.
17. Expand the discussion of the May 31, 2011 meeting to summarize the “numerous strategic options” detailed by Mr. McKenzie at that meeting.
Response:
In response to the Staff’s comment, we have revised the disclosure on page 59 of Amendment No. 1 to summarize the strategic options detailed by Mr. McKenzie at that meeting.
18. Summarize the substance of the call on June 17, 2011 call between Messrs. McKenzie and Brooks. The disclosure currently only lists the topics covered.

H. Roger Schwall
November 21, 2011

Response:
In response to the Staff’s comment, we have revised the disclosure on page 60 of Amendment No. 1 to summarize the substance of the call on June 17, 2011, between Messrs. McKenzie and Brooks.
19. Expand the discussion to summarize the contents of the meetings on July 7 and 8, 2011. For instance, what was the substance of the discussion with RBC regarding exploration activity in the Eagle Ford? What did Mr. Vermeire convey to the Board about the likelihood of a transaction with several third parties? Explain why the Board determined that “the ZaZa merger offered the best value to stockholders.
Response:

In response to the Staff’s comment, we have expanded the discussion on page 61 of Amendment No. 1 to summarize the contents of the meetings on July 7 and 8, 2011, including the substance of the Board’s discussion with RBC and Mr. Vermeire’s presentation with the Board and the basis for the Board’s view that the ZaZa merger offered the best value to stockholders.
20. Please explain the prior conversations between representatives of Toreador and Company N regarding a wide range of potential transaction over a period of approximately 18 months from July 20, 2011. Specifically, please explain how these conversations lead Mr. McKenzie to conclude that Company N’s approach was not likely to result in a definitive offer, if at all, for several weeks.
Response:

We have provided additional disclosure on page 62 of Amendment No. 1 in response to the Staff’s comment.
21. Clarify the term “proof of concept program” as used in the fifth paragraph on page 53.
Response:

In response to the Staff’s comment, we have provided additional disclosure on pages 1 and 55 of Amendment No. 1 clarifying that the proof of concept program is a plan of Toreador and Hess to drill and test six or more exploration wells to determine the commercial viability of shale oil exploration in the Paris Basin.
22. Regarding the November 3, 2010 meeting with Company C, explain the basis for Toreador’s determination that “the risk that such a transaction (with Company C) would not be consummated was too great.”

H. Roger Schwall
November 21, 2011

Response:

In response to the Staff’s comment, we have provided additional disclosure on page 56 of Amendment No. 1.
23. In the twelfth paragraph on page 120, explain what you mean by “possible external growth in conventional and unconventional exploration and production.
Response:

In response to the Staff’s comment, we have revised the disclosure on page 56 of Amendment No. 1 to explain what is meant by “possible external growth in conventional and unconventional exploration and production.”
Toreador’s Reasons for the Transactions and Recommendation of Toreador’s Board of Directors, page 62
24. In the bullet point regarding “Carry of general administrative expenses and drilling costs,” quantify the extent of partial reimbursement received by ZaZa.
Response:

In response to the Staff’s comment, we have revised the disclosure on page 65.
Other Considerations, page 64
25. In the first list of bullet points of negative factors, quantify the amount of financing that will have to be raised to meet the minimum cash condition.
Response:

In response to the Staff’s comment, we have revised the disclosure on page 67 of Amendment No. 1 to state that we may have to raise up to $65 million, less cash on hand at closing, to meet the minimum cash condition.
Opinion of Toreador’s Financial Advisor, page 65
Discounted Cash Flow Analysis, page 68
26. Quantify the results of your DCF analysis. You indicate that RBC performed a DCF analysis but do not provide the results of that analysis. This comment applies to the ZaZa Discounted Cash Flow Analysis as well.

H. Roger Schwall
November 21, 2011

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 71 and 72 of Amendment No. 1 to clarify that the results of the DCF analysis have been provided.
General, page 70
27. We note that the description in the proxy statement/prospectus regarding the material relationships between RBC and Toreador does not provide a quantitative description of the fees paid or to be paid to RBC and its affiliates. Please revise to provide such disclosures.
Response:

We have provided additional disclosure on page 73 of Amendment No. 1 in response to the Staff’s comment.
Financial Projections, page 71
28. Indicate the material assumptions underlying the projections.
Response:

We have included the material assumptions underlying the projections on pages 75 and 76 of Amendment No. 1 in response to the Staff’s comment.
Material Federal Income Tax Consequences, page 79
29. Indicate that this discussion upon opinion of counsel, identify counsel and file counsel’s opinion as an exhibit. See Staff Legal Bulletin No. 19 (October 14, 2011).
Response:

In response to the Staff’s comment, we have revised the disclosure in the section “Material U.S. Federal Tax Consequences,” beginning on page 82 of Amendment No. 1, to indicate that such discussion is made upon the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP. We have filed an opinion of Fried, Frank, Harris, Shriver & Jacobson LLP as to U.S. federal income tax matters as Exhibit 8.1
Pro Forma Financial Information, page 105
30. Please provide us an analysis of how you determined that ZaZa Energy, LLC is the accounting acquirer. While we understand that the current holders of the limited liability company interests of ZaZa will own 75% of the post merger company, we also note that five of the nine designees to the initial board of directors will be former directors of Toreador, the current President and Chief Executive Officer of Toreador will be in the same capacity post

H. Roger Schwall
November 21, 2011

merger, Toreador appears significantly larger than ZaZa Energy, LLC, and current holders of the limited liability company interests will ultimately receive cash as a result of the merger, which appear to be indicators that Toreador is the acquirer. Refer to FASB ASC 805-10-55-11 through 55-15 for guidance.
Response:

We acknowledge the Staff’s comment. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:
a.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.
As stated on pages 3, 54, 87 and 113 of Amendment No. 1, after completion of the transactions, the former Toreador stockholders and the former holders of limited liability company interests in ZaZa will own 25% and 75%, respectively, of the outstanding shares of New ZaZa common stock. Therefore ZaZa will retain the largest portion of the voting rights.
b.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.
This is not applicable.
c.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.
As stated on pages 8, 87 and 154 of Amendment No. 1, upon the closing, New ZaZa’s initial board of directors will consist of nine directors, with seven to be designated by ZaZa and two to be designated by Toreador. ZaZa elected to name as two of its designees current members of the Toreador Board. ZaZa elected to name these individuals after conducting a search for suitable members and concluded that these individuals were as qualified or more qualified than the other individuals under consideration. ZaZa will also designate five additional members of the Board at closing that are not current members of the Toreador board, including the three ZaZa managing partners. Finally, under the stockholders’ agreement, the

H. Roger Schwall
November 21, 2011

ZaZa current owners have the right to collectively designate a majority of the member of the board as long as they own a majority of the stock (and they are expected to own 75% at the closing), including the right to remove any of its designees, which include the two ZaZa designees who are currently directors of Toreador referred to above.
d.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.
As provided on page 154 Amendment No. 1, three of the five executive officers will be the ZaZa managing partners and one of the executive officers will be Charles Campise, currently affiliated with ZaZa. Accordingly, four of the five members of the senior management team of the combined entity will be the former management of ZaZa.
e.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.
This is not applicable.
Under 55-13, the acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.
Because of the uniqueness of the agreement with Hess, in which ZaZa is 100% carried on wells, the historical financials do not provide insight as to the true value of ZaZa. Therefore for the purposes of this criterion we have focused on the relative fair values of the companies. On pages 75 and 76 of Amendment No. 1, the valuation metrics used by RBC, Toreador’s financial advisor, in rendering its fairness opinion on the merger with ZaZa show that the value of ZaZa well exceeds that of Toreador.
Based on the evidence present above, we believe that ZaZa is the acquirer in the transaction.
ZaZa Business, Industry & Properties, page 117
31. You disclose on page 118 that as of August 31, 2011, ZaZa had drilled 15 wells, with eight currently producing, and that an additional three wells were being drilling as of August 31, 2011. Please update disclosure of your present activities to a date as close to the date of the prospectus as reasonably possible. See Item 1206 of Regulation S-K.
Response:

In response to the Staff’s comment, we have provided updated well information where appropriate in Amendment No. 1.

H. Roger Schwall
November 21, 2011

Marketing and Customers, page 121
32. Expand this discussion to address the information contained under the Risk Factor “ZaZa has historically depended on two customers...” As part of your revision, identify those customers.
Response:

In response to the Staff’s comment, we have provided additional disclosure on page 125 of Amendment No. 1 to expand the discussion of ZaZa’s customers to conform to the referenced risk factor and to include reference to the two purchasers of crude oil. In addition, we have included disclosure about the sale of ZaZa’s natural gas production, which recently commenced.
Employees, page 128
33. Please file or tell us why your contract with Sequent Petroleum Management, LLC is not required to be filed. See Item 601(b)(10) of Regulation S-K.
Response:

In response to the Staff’s comment, we have filed the contract with Sequent Petroleum Management, LLC as Exhibit 10.21 to Amendment No. 1.
ZaZa Management’s Discussion & Analysis, page 129
Liquidity and Capital Resources, page 134
34. You disclose on page 137 that ZaZa management anticipates that it will raise all financing through a new credit facility proposed to be entered into by New ZaZa following the consummation of the merger. Please update the status of obtaining such a new credit facility.
Response:

In response to the Staff’s comment, we have updated the disclosure on page 141 regarding the status of obtaining a new credit facility.
Financial Statements of ZaZa Energy, LLC, page F-1
35. Please provide pro forma tax and EPS data on the face of your historical financial statements, assuming only the merger of ZaZa Energy, LLC into ZaZa Energy Corporation. Similarly, please provide pro forma adjustments to reflect the $45.2 million and $21.9 million notes to be issued to the three holders of the limited liability company interests.

H. Roger Schwall
November 21, 2011

Response:

In response to the Staff’s comment and in accordance with FRM 3410.1, we have inserted the requested pro forma tax and earnings per share (EPS) data on the face of the historical financial statements in the F-pages of Amendment No. 1. Furthermore, in accordance with FRM 3420.1, we have inserted the requested pro forma balance sheet reflecting the “planned distributions” to the current ZaZa owners contemplated by the pending reverse merger as further described on page F-18 of Amendment No. 1. Finally, we have inserted an unaudited footnote to both the historical and the interim financial statements to describe the pro forma adjustments and presentation in the notes to the historical financial statements contained in Amendment No. 1.
Note 1: Organization and Description of Business Activities, page F-7
Exploration and Development Agreement, page F-7
36. Please disclose your consolidation policy for the joint venture with Hess Corporation, and provide us an analysis of the factors you considered in your determination. As part of your response, explain to us why you record advances from Hess Corporation to the joint venture as transactions in your financial statements and, similarly, why you consolidate 100% of the joint venture’s cash and cash equivalents.
Response:

We acknowledge the Staff’s comment. Our arrangement with Hess Corporation is not an incorporated entity and is governed by an Exploration and Development Agreement and a Joint Operating Agreement, each of which have been filed as Exhibits to the Registration Statement. This type of agreement is customary in the extractive industry and exists among working interest owners who own undivided interests in the same oil and gas properties. Through negotiation, the working interest owners designate one of the owners to act as operator. In its arrangement with Hess Corporation, ZaZa has been designated as the operator of the oil and gas properties. The operator generally pays all of the costs of exploration, development and operation of the joint interest property and then sends an invoice to the non-operators (Hess Corporation) for their proportionate share. Furthermore, it is not uncommon for operators to ‘cash call’ its working interest owners for large exploration and developments projects. These advances are routine in nature and are deemed to be a part of the everyday operating activities of an oil and gas company.

Our primary source of guidance was ASC 932-810-45-1 “Extractive Industries —Oil and Gas”. In response to the Staff’s comment, we have included the following note in the historical financial statements included in Amendment No. 1.

H. Roger Schwall
November 21, 2011

“Proportional Consolidation

ZaZa’s interest in oil and gas exploration and production ventures and partnerships are proportionately consolidated.”
37. Please provide us an analysis of the factors that you considered in your determination that it is appropriate to record advances from the joint interest owner to the joint venture as operating cash flows. The cash flows do not appear similar to any of the items identified in FASB ASC 230-10-45-16.
Response:

We acknowledge the Staff’s comment. We apply the proportionate consolidation method as it relates to our oil and gas activities. As such, the advances (i.e. cash calls) from our working interest partners are deemed operating activities.

The guidance referred to in the Staff’s comment states that if an item is not investing or financing it is then operating.

The requirements for treating an item as an investing activity is that the receipt or payment must include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the entity (other than materials that are part of the entity’s inventory). The advance does not meet this criteria.

The requirements for treating an item as a financing activity is that the receipt or payment must include obtaining resources from owners and providing them with a return on, and a return of, their investment, receiving restricted resources that by donor stipulation must be used for long-term purposes, borrowing money and repaying amounts borrowed, or otherwise settling the obligation, and obtaining and paying for other resources obtained from creditors on long-term credit.

The requirements for treating an item as an operating activity include all transactions and other events that are not defined as investing or financing activities. Operating activities generally involve producing and delivering goods and providing services.

The advance falls into an operating activity because it produces and delivers good and services. ZaZa, as operator of the oil and gas wells in the Eagle Ford, is responsible for contracting with all vendors and/or service companies to drill the oil and gas wells in accordance with the plan of operation so that if successful, the well will produce oil and or natural gas in economic quantities.
38. The $2.9 million received during 2010 appears to be attributable to your reimbursements for general and administrative expenses, but your disclosure is not clear. Please clarify your

H. Roger Schwall
November 21, 2011

disclosure to indicate whether this amount relates solely to the general and administrative reimbursements.
Response:

In response to the Staff’s comment, we have clarified in the notes to the financial statements contained in Amendment No. 1 that such amount is a general and administrative expense.
Note 2: Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-8
39. We note that you will conduct exploration and development activities on the properties that Hess Corporation agrees to participate in. Please provide us an analysis of the factors and accounting literature you considered in your determination that it is appropriate to recognize the 10% cash bonus as revenue upon completion of the leasehold acquisition, and not over the period of time you intend to operate the property. As part of your response, tell us how you considered the guidance in FASB ASC 605-10S99-1(f)(question 1).
Response:

We acknowledge the Staff’s comment. We considered the guidance within ASC 605-10-S99 and the 4 major criteria needed to recognize revenue. Revenue is recognized at the time the lease is conveyed to Hess and there is no further cost or obligation on ZaZa’s part. Persuasive evidence is obtained through the Exploration and Development agreement as well as the complete lease package sent to Hess. Furthermore, Hess is approving all lease acquisitions before they are made. In addition, once the completed lease package is sent to Hess the services have been deemed to be fully rendered. The price is fixed based on the total acreage cost multiplied by the 10% cash bonus set forth in the Exploration and Development agreement. Collectability has been reasonably assured due to our ongoing relationship with Hess. Hess is not paying for a service to be delivered over time but rather is paying for the obtainment of a specific lease. This is not viewed as a non-refundable fee as no future service is required by ZaZa. Regardless of whether Hess chooses to drill on that site or let the lease expire, ZaZa has earned its 10% fee for obtaining the lease. Furthermore, the lease has value on a standalone basis to Hess, unlike an upfront fee.
Note 4: Related Party Transactions, page F-10
40. Please provide us an analysis of the factors you considered in not recording the incentive compensation as an expense in the periods in which it relates. As part of your analysis, tell us the date the compensation agreement was executed and also how you considered Staff Accounting Bulletin Topic 1(B)(1).

H. Roger Schwall
November 21, 2011

Response:

We acknowledge the Staff’s comment. Per the Compensation Agreement entered into on June 1, 2011, the discretionary bonus is only paid out “if at all, at such time as the Company determines in its sole discretion that it has sufficient liquidity to do so.” The incentive compensation is based on performance metrics and the continued employment of the individual, and shall be paid out “if at all, upon the occurrence of the first Company Liquidity Event that next follows such attainment. In other words, the incentive compensation payout is tied to two triggering events — (1) performance metrics and (2) Company Liquidity Event. For these purposes, a Company Liquidity Event means any, all or a combination of an IPO, merger, reverse merger, financing or other availability of capital deemed financially beneficial to the Company.” Because one of the triggering events (Company Liquidity Event) has not occurred, it is not currently probable the bonuses will be paid. Based on the above, the bonuses have not been accrued but have been disclosed in accordance with the guidance in ASC 450-20-50/55.
Undertakings, page II-3
41. Your undertaking (4) appears to be that provided by Item 512(a)(5)(ii) of Regulation S-K for issuers subject to Rule 430C. However, certain language appears to be missing. Please revise.
Response:

In response to the Staff’s comment, we have revised the disclosure to include all of the language of Item 512(a)(5)(ii) of Regulation S-K.
New Zaza Signatures, page II-6
42. Please revise to have your principal executive officer sign the registration statement in his individual capacity. In this regard, any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 to the Signatures section of Form S-4.
Response:

In response to the Staff’s comment, we have revised the signature page so that the principal executive officer has signed Amendment No. 1 in his individual capacity.

H. Roger Schwall
November 21, 2011

Toreador Resources Corporation
Preliminary Proxy Statement on Schedule 14A
43. Rule 14a-6(e) requires that proxy statements and proxy cards filed on EDGAR be clearly marked “preliminary” to avoid the possibility that someone could print a card off EDGAR and try to vote it before receiving a Definitive Proxy Statement, which is required by Rule 14a-4(f). As currently filed, we note that your proxy card is not clearly marked “preliminary.” Please revise. In this regard, note that any proxy statement, form of proxy or other soliciting material required to be filed by Rule 14a-6 that also is included in a registration statement filed under the Securities Act of 1933 on Forms S-4 is required to be filed only under the Securities Act, and is deemed filed under Rule 14a-6.
Response:
     In response to the Staff’s comment, Toreador has clearly marked “preliminary” on the proxy card included with its revised preliminary proxy statement.
New ZaZa acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve New ZaZa from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	New ZaZa may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to the foregoing, please do not hesitate to call me at (713) 220-4323 or Phil Richter of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8763.
Very truly yours,
/s/ William Mark Young
William Mark Young

cc:	Kevin Dougherty [SEC] Todd Brooks [ZaZa Energy] Jim Thornton [Toreador] Phil Richter [Fried Frank]